SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          Adelphia Communications Corp.
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                                (Name of Issuer)


              13% Series B Cumulative Exchangeable Preferred Stock,
                           par value $0.01 per share.
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                         (Title of Class of Securities)


                                    006848303
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                                 (CUSIP Number)


               Talton R. Embry c/o Magten Asset Management Corp.,
            410 Park Avenue, New York, New York 10022, (212) 813-0900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 10, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  006848303
           ---------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Magten Asset Management Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]

3    SEC USE ONLY



4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     151,055

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     151,055

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     151,055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.07%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No.  006848303
           ---------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Magten Group Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]

3    SEC USE ONLY



4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. domestic trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     81,950

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     81,950

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,950

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.46%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No.  006848303
           ---------------------


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Talton R. Embry


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]


3    SEC USE ONLY




4    SOURCE OF FUNDS

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     151,055

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     151,055

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     151,055


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [-]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.07%


14   TYPE OF REPORTING PERSON

     IN

CUSIP No.  006848303
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is: 13% Series B Cumulative Exchangeable Preferred Stock, par value $0.01 per share (the "Preferred Stock" or the "Shares").

     The name and address of the principal executive and business office of the Issuer is:

                  Adelphia Communications Corp.
                  1 North Main Street
                  Coudersport, Pennsylvania 16915

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Item 2.  Identity and Background.

     This statement is being filed on behalf of Magten Asset Management Corp. ("Magten"), a Delaware corporation, Magten Group Trust (the "Trust"), a U.S. domestic trust and Talton R. Embry (together, the "Reporting Persons"). Magten has investment discretion over certain managed accounts of its investment advisory clients and certain private investment funds for which it serves as general partner or investment manager. Mr. Embry is a managing director and the sole shareholder of Magten. The principal office of the Reporting Persons is at 410 Park Avenue, New York, New York 10022.

     None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Talton R. Embry is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The Preferred Stock was purchased in open market transactions using funds ($1,763,187 total cost) of the Reporting Persons.

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Item 4.  Purpose of Transaction.

     The Preferred Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes. Notwithstanding the foregoing, in the event that the Issuer fails to pay when due, principal, interest or premium aggregating $10,000,000 or more with respect to certain indebtedness of the Issuer in the principal amount of $100,000,000 or more, or the acceleration of any such indebtedness (a "Voting Rights Triggering Event"), the number of members of the Issuer's Board of Directors will be immediately increased by two, and the holders of a majority of the outstanding shares of the Preferred Stock (including any shares of Preferred Stock held by affiliates of the Issuer), voting as a separate class, will be entitled to elect two members to the Board of Directors of the Issuer. A Voting Rights Triggering Event has occurred, and two additional members may be elected to the Issuer's Board of Directors by the majority vote of the holders of the outstanding shares of the Preferred Stock. Voting rights arising as a result of a Voting Rights Triggering Event will continue until such time as all dividends in arrears on the Preferred Stock are paid in full, and all other Voting Rights Triggering Events have been cured or waived.

     Although they have no definitive plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3) a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or;

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 151,055 shares and the Trust owns 81,950 shares. Based on information supplied by the Issuer, as of January 17, 2002, there were 1,500,000 Shares outstanding. Therefore, Magten and Mr. Embry are deemed to beneficially own 10.07% of the outstanding shares and the Trust owns 5.46% of the outstanding shares. The Reporting Persons have the shared power to vote or direct the vote of all 151,055 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 151,055 Shares. The only transactions in the Shares effected by the Reporting Persons during the sixty days prior to June 10, 2002 are set forth in Exhibit B hereto.

     The Reporting Persons may be deemed to be beneficial owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

     Investment advisory clients, on whose behalf the Shares are held in managed accounts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

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Item 7.  Material to be Filed as Exhibits.

          1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

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
                                   SIGNATURE


     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                                          June 2, 2003
                                                  ------------------------------
                                                             (Date)

                                     Magten Asset Management Corp.
                                     ------------------------------
                                                 (Signature)


/s/ Talton R. Embry                   By: /s/ Talton R. Embry, Managing Director
------------------------------        ------------------------------------------
    Talton R. Embry                              (Name/Title)


                                       Magten Group Trust

                                       By: Magten Asset Management Corp.,
                                             it's Investment Manager

                                             By: /s/ Talton R. Embry
                                             ------------------------------
                                                 Talton R. Embry
                                                 Managing Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated June 2, 2003 relating to the Preferred Stock of Adelphia Communications Corp. shall be filed on behalf of the undersigned.

                                      MAGTEN ASSET MANAGEMENT CORP.

                                      By: /s/ Talton R. Embry
                                          ------------------------------
                                          Talton R. Embry
                                          Managing Director


                                      MAGTEN GROUP TRUST

                                      By: Magten Asset Management Corp.,
                                          it's Investment Manager

                                      By: /s/ Talton R. Embry
                                          ------------------------------
                                          Talton R. Embry
                                          Managing Director


                                      By: /s/ Talton R. Embry
                                          ------------------------------
                                          Talton R. Embry

                                                                      Exhibit B


                            SCHEDULE OF TRANSACTIONS


                                                       Price Per Share
       Date      Shares Purchased or (Sold)         (excluding commission)
       ----      --------------------------          ---------------------

   5/24/02                 10,305                           $26.25


   5/23/02                 25,000                           $24.50


   5/22/02                 25,000                           $24.50


   5/21/02                 10,000                           $19.50




01651.0001 #408202